Delisting Determination, The Nasdaq Stock Market, LLC,
January 17, 2020, AdaptHealth Corp. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the warrant of AdaptHealth Corp.(the Company), effective at the opening of the trading session on January 27, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2. The Company was notified of the Staff determination on November 27, 2019. The Company did not appeal the Staff determination to the Hearings Panel.
The Listing Council did not call the matter for review.
The Staff determination to delist the Company warrant became final on December 6, 2019.